SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

OI S.A.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 each

American Depositary Shares, each representing one ordinary share, nominal value €1 per share

(Title of Class of Securities)

Oridinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP number of Class of Securities)

Bayard De Paoli Gontijo

Investor Relations Officer

Rua Humberto de Campos, 425

8º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-2918

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Mark O. Bagnall

White & Case LLP

Southeast Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Excerpt of Transcript of Third Quarter 2014 Earnings Call on November 13, 2014.

IMPORTANT NOTICE

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares or American Depositary Shares of Portugal Telecom, SGPS, S.A. (“PT SGPS”). The offer described in this communication has not yet commenced. At the time the offer is commenced, Terra Peregrin-Participações SGPS, S.A. (“Terra”) will file a tender offer statement and PT SGPS will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the offer. PT SGPS holders are advised to read the tender offer statement on Schedule TO and other documents relating to the tender offer that will be filed by Terra with the SEC and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by PT SGPS with the SEC. The tender offer statement (including an offer to purchase, letters of transmittal and related tender offer documents) and the solicitation/recommendation statement should be read carefully before any decision is made with respect to the offer, because these documents will contain important information relating to the offer, including the terms and conditions of the offer. These documents will be available at no charge on the SEC’s website at www.sec.gov.

Special Note Regarding Forward-Looking Statements:

This communication may contain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. These statements reflect current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in this communication will be realized. Undue reliance should not be placed on such statements.